PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #03-19	TSX Venture: PMV
November 17, 2003	Issued & Outstanding: 22,712,063
Fully Diluted: 32,313,106

PMI VENTURES LTD. ANNOUNCES INITIAL RESULTS OF RC DRILL PROGRAM

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV], is pleased to announce that significant gold mineralization has been intersected in the first RC holes drilled in a 5,000 metre drill program designed to test three gold mineralized areas on the Fromenda concession – one of nine contiguous concessions that comprise the Ashanti II project area and are located along a 50 kilometre length on the axis of the Asankrangwa Gold Belt of southwestern Ghana.

The three areas that are being tested by the current drill program are known as the Fromenda Grid ‘A'; Grid ‘B'; and the newly identified School Zone.

SCHOOL ZONE: Discovery of this zone was first reported in August 2003 when assays of grab samples taken from a pit excavated near a new school returned gold grades of up to 10.9 g/t Au. Recent IP surveys in the vicinity of the School Zone discovery identified two anomalous IP targets – one 1.6 kilometre long, north-northeasterly trending linear zone centred on the School Zone showing; and a second 300 metre wide by 600 metre long zone located 700 metres east of the showing.

The first fence of 9 drill holes, totalling 474 metres, was completed to test the gold content in the centre of a 400 metre long section of the linear IP anomaly at a distance of 650 metres north of the School Zone showing and gave the following results:

HOLE NO.	AZIMUTH	DIP	LENGTH	INTERCEPT		INTERCEPT LENGTH		AU GRADE
	(deg.)	(deg.)	(m)	From (m)	To (m)	(m)	(ft)	(g/t)	(oz/ton)

03FBRC09	135	-50	52.0	16.0	32.0	16.0	52.5	2.90	0.09
including				28.0	32.0	4.0	13.1	9.43	0.28

Further drilling is now planned to test this significant drill target along its entire length.

GRID ‘A' ZONE: Results have also been received for 11 holes totalling 648 metres which were drilled on two parallel fences in the Fromenda Grid ‘A' area. These holes were drilled to test a previously outlined narrow quartz reef in a trench on strike with extensive artisanal mining. Significant assays received were: in drill hole 03FARC02 - 1.78 g/t Au over 1.0 metre at 16.0 metres; and in 03FARC03 – 1.64 g/t Au over 4.0 metres from 56.0 to 60.0 metres in depth.

GRID ‘B' ZONE: A 3,000 metre program of fill-in RC drilling has now commenced on the Grid ‘B' Zone which has been identified along a strike length of 1.5 kilometres by previous soil geochemical and IP geophysical surveys and by 13 diamond drill and 39 rotary drill holes in three widely separated areas. Further assays will be released when received.

During preparation of the current drill sites in the Grid ‘B' area, two angular gold nuggets were uncovered by recent heavy rains – one nugget is 2 cm long and weighed 2.564 grams and the other weighed 0.039 grams.

Douglas R. MacQuarrie, P.Geo. (B.C.), the VP of Exploration for the Company and Goknet Mining Company Limited, supervised and directed all work associated with the drilling program. Sample analyses were conducted by SGS Analabs in Bibiani, Ghana, utilizing industry standard 50g fire assay techniques, with atomic absorption finish.

PMI has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Arthur T. Fisher"

Arthur T. Fisher
President

For more information please contact:

Arthur Fisher	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website atOr visit the PMI Ventures Ltd. website at www.westafricangold.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.